EXHIBIT 17

Dear Board and CEO,

I am writing to formally confirm my resignation from both my director role and CFO role, effective immediately. It has been an honor to work with Sherman and under his leadership.

The decision to resign stems from significant challenges I have encountered while working with Charlie at TRIS. We have found ourselves operating with different value systems and working styles, which have led to conflicts both personally and professionally. In light of these challenges, I believe that stepping down is the best course of action to prevent further conflicts.

I want to express my gratitude for the opportunities I have had during my time at TRIS. I have valued the experiences and relationships I have gained, and I am proud of the contributions I have made to the company.

Please consider this letter as my formal resignation from both positions. I am committed to ensuring a smooth transition and am available to assist with the handover process as needed.

Thank you for your understanding.

Sincerely,

Michael Liu